Citigroup Global Markets Holdings Inc.	Free Writing Prospectus to Pricing Supplement No. 2026-USNCH[ ] Registration Statement Nos. 333-293732 and 333-293732-02 Dated August 20, 2026; Filed pursuant to Rule 433

Contingent Income Auto-Callable Securities with Memory Coupon Due August   , 2028 Based on the Worst Performing of the Common Stock of Amazon.com, Inc., the Class A Common Stock of Alphabet Inc. and the Common Stock of Microsoft Corporation

Principal at Risk Securities

This document provides a summary of the terms of the securities. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement, prospectus supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Summary Terms
Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlying shares:	The shares of common stock of Amazon.com, Inc. (ticker symbol: “AMZN UW”), the shares of Class A common stock of Alphabet Inc. (ticker symbol: “GOOGL UW”) and the shares of common stock of Microsoft Corporation (ticker symbol: “MSFT UW”)
Stated principal amount:	$1,000 per security
Pricing date:	August 28, 2026
Issue date:	September 2, 2026
Valuation dates, potential redemption dates and contingent coupon payment dates:	The expected valuation dates, potential redemption dates and contingent coupon payment dates are set forth below:
	Valuation dates*	Potential redemption dates*	Contingent coupon payment dates**
	November 30, 2026	November 30, 2026	December 3, 2026
	March 1, 2027	March 1, 2027	March 4, 2027
	May 28, 2027	May 28, 2027	June 3, 2027
	August 30, 2027	August 30, 2027	September 2, 2027
	November 29, 2027	November 29, 2027	December 2, 2027
	February 28, 2028	February 28, 2028	March 2, 2028
	May 30, 2028	May 30, 2028	June 2, 2028
	August 28, 2028 (the “final valuation date”)	N/A	August 31, 2028 (the “maturity date”)

* Each valuation date is subject to postponement if such date is not a scheduled trading day or certain market disruption events occur, as described in the accompanying product supplement. Each potential redemption date is subject to postponement on the same basis as a valuation date.

** If the valuation date immediately preceding any contingent coupon payment date (other than the final valuation date) is postponed, that contingent coupon payment date will also be postponed so that it falls on the third business day after such valuation date, as postponed.

Maturity date:	Unless earlier automatically redeemed, August 31, 2028
Contingent coupon:	On each quarterly contingent coupon payment date, unless previously automatically redeemed, the securities will pay a contingent coupon equal to 2.675% of the stated principal amount of the securities (10.70% per annum) if and only if the closing price of the worst performing underlying shares on the related valuation date is greater than or equal to its downside threshold price. If the closing price of the worst performing underlying shares on any quarterly valuation date is less than its downside threshold price, you will not receive any contingent coupon payment on the related contingent coupon payment date.
Memory coupon feature:	If the closing price of the worst performing underlying shares is less than its downside threshold price on one or more valuation dates and, on a subsequent valuation date, the closing price of the worst performing underlying shares is greater than or equal to its downside threshold price, your contingent coupon payment for that subsequent valuation date will include all previously unpaid contingent coupon payments (without interest on amounts previously unpaid). However, if the closing price of the worst performing underlying shares is less than its downside threshold price on any valuation date and on each subsequent valuation date thereafter, you will not receive the unpaid contingent coupon payments in respect of those valuation dates.
Initial share price:	For each of the underlying shares, its clounsing price on the pricing date
Final share price:	For each of the underlying shares, its closing price on the final valuation date
Downside threshold price:	For each of the underlying shares, 50.00% of its initial share price
CUSIP / ISIN:	17334CPH1 / US17334CPH15

Payment at maturity[1]:

If the securities are not automatically redeemed prior to maturity, for each $1,000 stated principal amount security you hold at maturity, you will receive cash in an amount determined as follows:

•     If the final share price of the worst performing underlying shares on the final valuation date is greater than or equal to its downside threshold price: $1,000 + the contingent coupon payment due at maturity (including any previously unpaid contingent coupon payments)

•     If the final share price of the worst performing underlying shares on the final valuation date is less than its downside threshold price: $1,000 + ($1,000 × the share return of the worst performing underlying shares on the final valuation date)

If the final share price of the worst performing underlying shares on the final valuation date is less than its downside threshold price, you will receive less, and possibly significantly less, than 50.00% of the stated principal amount of your securities at maturity, and you will not receive any contingent coupon payment (including any previously unpaid contingent coupon payments) at maturity.

Automatic early redemption:	If, on any potential redemption date, the closing price of the worst performing underlying shares on that date is greater than or equal to its initial share price, each security you then hold will be automatically redeemed on the related contingent coupon payment date for an amount in cash equal to the early redemption payment. If the securities are redeemed, no further payments will be made.
Early redemption payment:	The stated principal amount of $1,000 per security plus the related contingent coupon payment (including any previously unpaid contingent coupon payments)
Share return:	For each of the underlying shares on any valuation date or potential redemption date, (i) its closing price on that valuation date or potential redemption date minus its initial share price, divided by (ii) its initial share price
Worst performing underlying shares:	For any valuation date or potential redemption date, the underlying shares with the lowest share return on that valuation date or potential redemption date
Preliminary Pricing supplement:	sec.gov/Archives/edgar/data/200245/000095010326012678/dp252048_424b2-us26p7400d.htm

Hypothetical Payout At Maturity[1] (if the securities have not been previously redeemed)
Share Return of Worst Performing Underlying shares on the Final Valuation Date	Payment at Maturity (excluding any coupon payable at maturity)
+40.00%	$1,000.00
+30.00%	$1,000.00
+20.00%	$1,000.00
+10.00%	$1,000.00
0.00%	$1,000.00
-10.00%	$1,000.00
-20.00%	$1,000.00
-30.00%	$1,000.00
-40.00%	$1,000.00
-50.00%	$1,000.00
-51.00%	$490.00
-60.00%	$400.00
-70.00%	$300.00
-80.00%	$200.00
-90.00%	$100.00
-100.00%	$0.00

1 All payments are subject to our credit risk

On the date of the accompanying preliminary pricing supplement, Citigroup Global Markets Holdings Inc. expects that the estimated value of the securities on the pricing date will be at least $920.50 per security, which will be less than the public offering price. The estimated value of the securities is based on Citigroup Global Markets Inc.’s (“CGMI”) proprietary pricing models and Citigroup Global Markets Holdings Inc.’s internal funding rate. It is not an indication of actual profit to CGMI or other of Citigroup Global Markets Holdings Inc.’s affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the securities from you at any time after issuance. See “Valuation of the Securities” in the accompanying preliminary pricing supplement.

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333-293732 and 333-293732-02) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll-free 1-800-831-9146.

Underlying Shares

For more information about the underlying shares, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Summary Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

•	You may lose a significant portion or all of your investment.

•	You will not receive any contingent coupon payment for any quarter in which the closing price of the worst performing underlying shares on the related valuation date is less than its downside threshold price.

•	The securities are subject to the risks of all of the underlying shares and will be negatively affected if any one of the underlying shares performs poorly, even if the others perform well.

•	You will not benefit in any way from the performance of the better performing underlying shares.

•	You will be subject to risks relating to the relationship among the underlying shares.

•	Higher contingent coupon rates are associated with greater risk.

•	You may not be adequately compensated for assuming the downside risk of the worst performing underlying shares.

•	The securities may be automatically redeemed prior to maturity, limiting your opportunity to receive contingent coupon payments.

•	The securities offer downside exposure to the worst performing underlying shares, but no upside exposure to the underlying shares.

•	The performance of the securities will depend on the closing prices of the underlying shares solely on the relevant valuation dates, which makes the securities particularly sensitive to the volatility of the underlying shares.

•	The securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

•	The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity.

•	The estimated value of the securities on the pricing date, based on CGMI’s proprietary pricing models and Citigroup Global Markets Holdings Inc.’s internal funding rate, will be less than the issue price.

•	The estimated value of the securities would be lower if it were calculated based on Citigroup Global Markets Holdings Inc.’s secondary market rate.

•	The estimated value of the securities is not an indication of the price, if any, at which Citigroup Global Markets Inc. or any other person may be willing to buy the securities from you in the secondary market.

•	The value of the securities prior to maturity will fluctuate based on many unpredictable factors.

•	Immediately following issuance, any secondary market bid price provided by Citigroup Global Markets Inc., and the value that will be indicated on any brokerage account statements prepared by Citigroup Global Markets Inc. or its affiliates, will reflect a temporary upward adjustment.

•	Governmental regulatory actions, such as sanctions, could adversely affect your investment in the securities.

•	Citigroup Global Markets Holdings Inc.’s offering of the securities does not constitute a recommendation of any underlying shares.

•	The prices of the underlying shares may be adversely affected by our or our affiliates’ hedging and other trading activities.

•	Citigroup Global Markets Holdings Inc. and its affiliates may have economic interests that are adverse to yours as a result of the business activities of Citigroup Global Markets Holdings Inc.’s affiliates.

•	You will have no rights and will not receive dividends with respect to the underlying shares.

•	Even if any underlying share issuer pays a dividend that it identifies as special or extraordinary, no adjustment will be required under the securities for that dividend unless it meets the criteria specified in the accompanying product supplement.

•	The securities will not be adjusted for all events that could affect the price of any of the underlying shares.

•	If any of the underlying shares are delisted, we may call the securities prior to maturity for an amount that may be less than the stated principal amount.

•	The securities may become linked to shares of an issuer other than one of the original underlying share issuers upon the occurrence of a reorganization event or upon the delisting of any of the underlying shares.

•	The calculation agent, which is an affiliate of Citigroup Global Markets Holdings Inc., will make important determinations with respect to the securities.

•	The U.S. federal tax consequences of an investment in the securities are unclear.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the heading “United States Federal Tax Considerations” concerning the U.S. federal tax consequences of an investment in the securities, and you should consult your tax adviser.